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January 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC Amendment No. 2 to Offering Statement on Form 1-A Filed December 21, 2022 File No. 024-11953

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 18, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A/A filed with the Commission on December 21, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 3 to the Offering Statement on Form 1-A/A (the “Amended Offering Statement’’), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with responses immediately following the comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No. 2 to Offering Statement on Form 1-A filed December 22, 2022

Incorporation of Certain Information By Reference, page ii

1. We note your response to our comment 1 from our letter dated September 23, 2022 and that you intended to incorporate by reference the Rule 8-06 Combined Statement of Certain Revenue and Expense for the period ended June 30, 2021(Unaudited) with respect to the 37 Prior Offered Series. It appears that your disclosure on page ii does not refer to the period ended June 30, 2021. Please advise or revise.

Response to Comment No. 1

The Amended Offering Statement includes disclosure in the Incorporation of Information By Reference section to correct the oversight and now includes reference to the six-month period ended June 30, 2021.

2. We note your response to our comment 2 of our letter dated September 23, 2022 regarding inclusion of an auditor consent for the Rule 8-06 financial statements for the 37 series. We were unable to locate the auditor consent in this amendment. Please advise or revise to provide the auditor consent in an amended filing.

Response to Comment No. 2

The Amended Offering Statement now includes auditor consents with respect to the Rule 8-06 financial statements for the 37 series as follows, which are incorporated by reference to the originally filed consents for each of these:

•	With respect to the 21 the properties in the Georgia 1 and Georgia 2 Portfolios:
o	Exhibit 11.3 (incorporated by reference to the copy thereof filed as Exhibit 11.3 to the Company’s Form 1-A filed July 15, 2021)
o	Exhibit 11.4 (incorporated by reference to the copy thereof filed as Exhibit 11.4 to the Company’s Form 1-A filed July 15, 2021)
•	With respect to the 16 properties in the Georgia 3 Portfolio:
o	Exhibit 11.5 (incorporated by reference to the copy thereof filed as Exhibit 11.5 to the Company’s Form 1-A filed October 7, 2021)

In addition, the Amended Offering Statement continues to include Exhibit 11.1 (incorporated by reference to the copy thereof filed as Exhibit 11.1 to the Company’s Form 1-A filed August 2, 2022) and a redated Exhibit 11.2 that is being filed as part of the Amended Offering Statement.

Financial Statements, page F-1

3. It does not appear that you have provided pro forma statements of operations for the issuer as a whole for the year ended December 31, 2021 or for the six months ended June 30, 2022. Please revise to include this information in an amended filing or advise. Refer to Part F/S of Form 1-A.

Response to Comment No. 3

The Amended Offering Statement has been revised to include the following additional pro forma financials:

●	Pro-forma Condensed Combined Statements of Operations and Combining Statement of Operations Per Form 1-SA For The Six Months Ended June 30, 2022 (Unaudited). See pages F-628 through F-636 of the Amended Offering Statement.

●	Pro-forma Condensed Combined Statement of Operations and Combining Statement of Operations Per Form 1-K/A For The Year Ended December 31, 2021 (Unaudited). See pages F-679 through F-681 of the Amended Offering Statement.

General

4. We note your response to comment 2 and the revised disclosure on page 32 referencing the free stock program and stating that “[d]etails regarding any such incentive program will be posted on the Landa Mobile App.” Please revise the offering circular to disclose the details of the various types of free stock programs and confirm, if true, that you are using Regulation A for such offers and sales and that the issuances count toward the annual maximum under Rule 251(a). Additionally, please confirm your understanding that the sponsor is acting as an underwriter in connection with distributions of such shares, or provide a detailed legal analysis explaining why you believe it is not an underwriter.

Response to Comment No. 4

The Amended Offering Statement has been revised to include additional details regarding the various “free stock” programs and the use of incentive programs generally.  The Company hereby confirms (and notes in the revised disclosure) that any Shares issued in connection with the incentive programs are part of, and count against, the $75 million rolling 12-month maximum offering amount under Regulation A.

With respect to underwriter status, the Company believes there are reasonable arguments that the Manager is not acting as an underwriter in connection with the incentive programs. However, the Company acknowledges and confirms that the Manager may be deemed to be a statutory underwriter. The Amended Offering Statement has been revised to include such acknowledgement.

We would respectfully note, however, that while not dispositive of the issue, the following facts would be indications that the Manager may not be a statutory underwriter in this case: (i) the Manager is not receiving any fees or commissions in connection with the Shares being issued in connection with the incentive programs (in fact it is paying for those Shares); (ii) the incentive programs have been implemented by the Manager on behalf of the issuer (in its capacity as the manager of the issuer) and even though the Manager is paying for the Shares (which benefits investors as the issuer will receive 100% of the offering proceeds for each offering) the Shares in the programs are being issued directly by the issuer to the recipients in accordance with the subscription process applied to all purchasers of Shares and (iii) the issuer has engaged a registered broker dealer with respect to the offering as a whole and the shares being issued in connection with the incentive programs are all facilitated through, and reviewed and approved by, the broker dealer.

5. We note the discussion on page xiv regarding potentially lower appraisals and reduced amounts the Refinance Lender is willing to lend. You also refer the reader to Appendix B for more information; however, we are unable to locate such added disclosure. As the discussion appears to relate to a material event or uncertainty, please revise Management’s Discussion and Analysis to address trends in property values and leasing and the impact of potentially negative appraisal developments referenced on page xiv, and revise Risk Factors to address the risks associated with a series holding significantly more debt due to the failure to discharge the Acquisition Notes.

Response to Comment No. 5

The Management’s Discussion and Analysis section has been revised in the Amended Offering Statement to include trend information regarding the property market that may affect the appraisal values of the properties and therefore the loan proceeds and terms available from lenders under the Refinance Note. The Amended Offering Statement also includes additional risk factor disclosure specific to the fact that if sufficient offering proceeds are not raised by a Series to fully repay the Acquisition Note (or the appraised value of a property does not support the full principal amount of the expected Refinance Note), the Series may be burdened by both a portion of the principal amount of the Acquisition Note and the amount of the Refinance Note.

We respectfully note that in addition to this new Risk Factor, the offering circular already includes several other risk factors that relate to risks related to indebtedness including, for example, the following (relevant sections highlighted in underlined text):

A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series.

Each Series’ Offering will not have a minimum offering amount, which could result in an Offering ending without reaching the Series’ funding target.

Each Series’ Offering will be conducted on a “best efforts” no minimum basis. We expect that there will be multiple Closings for each Offering and each Closing will occur promptly following the acceptance of a subscription. We expect that each Series’ Offering will remain open for investors until the earliest of (i) the date subscriptions for the Maximum Offering Amount of such Series have been accepted by the Manager or (ii) any earlier date determined by the Manager, based on a number of factors, including the level of current or anticipated interest in a Series. Therefore, an Offering may end without reaching the Series’ funding target such that the total proceeds amount may not be sufficient to pay down the Series’ Acquisition Note or Refinance Note. As a result, a Series may have significant debt obligations which could adversely affect the Series’ financial condition, reduce the total distributions to each holder, and/or delay distributions to Series holder.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc.

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP

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